UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 06, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI MARKET UPDATE REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2017**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

Market update report
for the quarter ended 30 September 2017

Johannesburg, 6 November 2017 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended 30 September 2017. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

- Third-quarter gold production rose 11% year-on-year to 997,000oz
- AISC unchanged at $1,071/oz despite higher planned reinvestment expenditures, stronger currencies and inflation
- Free cash flow $88m– strong turnaround from $41m outflow in the second-quarter of 2017
- Adjusted EBITDA $399m, up from $395m in the third quarter of 2016
- Production, AISC, total cash costs and capital expenditure remain within original guidance
- Net debt to Adjusted EBITDA ratio of 1.49 times, down from 1.56 in the second quarter of 2017
- Restructuring of South African operations remains on track
- All brownfields capital projects remain on track and on budget

		Quarter ended Sep 2017	ended Sep 2016	Nine months ended Sep 2017	ended Sep 2016
		US dollar / Imperial			
Operating review					
Gold					
Produced	- oz (000)	**997**	900	2,746	2,645
Sold	- oz (000)	**979**	898	2,769	2,645
Financial review					
Price received	- $/oz	**1,277**	1,334	1,251	1,260
All-in sustaining costs	- $/oz	**1,071**	1,071	1,071	965
All-in costs	- $/oz	**1,142**	1,166	1,143	1,044
Total cash costs	- $/oz	**807**	797	800	737
Gross profit	- $m	**205**	236	530	665
Free cash inflow / (outflow)	- $m	**88**	131	(73)	239
Net debt	- $m	**2,063**	1,972	2,063	1,972
Capital expenditure	- $m	**251**	211	705	529

$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published: 6 November 2017

Quarter 3 2017

FINANCIAL AND CORPORATE REVIEW

Third quarter overview

AngloGold Ashanti delivered $88m of free cash flow for the third quarter of 2017 following a strong operating performance from the group, with production 11% higher compared with the same period last year and 9% more than the previous quarter. Each of the operating regions showed improved production over both periods. The group remains on track to meet full-year production, cost and capital guidance as well as to deliver on its restructuring objectives in South Africa. Our slate of brownfields projects to extend life and improve margins, remains on track and on budget.

Production rose to 997,000oz at an all-in sustaining cost (AISC) of $1,071/oz for the quarter ended 30 September 2017 compared to 900,000oz for the quarter ended 30 September 2016. All-in sustaining costs were unchanged despite inflationary pressure on costs, stronger currencies and the group proceeding with planned higher reinvestment expenditures, which were offset by lower rehabilitation costs, corporate costs and exploration costs. AISC levels for the quarter were driven mainly by higher capital expenditure levels, which are reflective of the implementation of the Company's inward investment programme.

"Our strong production performance resulted in good free cash flow generation, despite our planned reinvestment programme and a flat gold price," Chief Executive Officer Srinivasan Venkatakrishnan said. "We expect a strong finish to the year at our key international operations and continued delivery to tight timelines and budgets on our portfolio-improvement projects."

For the third quarter of 2017, improved production performances were delivered in all regions when compared with the same quarter in 2016, with the core South African assets continuing their improving trajectory, showing promising operating recoveries from the prior year's interruptions. The International Operations delivered another strong performance, driven by contributions from both mines in Australia, AGA Mineração in Brazil and Siguiri, Geita and Iduapriem in Continental Africa. Kibali had improved margins relative to the previous quarter, but saw lower production compared with the third quarter of 2016, due to lower tonnes treated following conveyor downtime and issues experienced with the crusher.

Free cash flow generation was $88m for the third quarter of 2017, compared with an outflow of $41m during the second quarter of this year, and an inflow of $131m in the third quarter of 2016. Free cash flow for the quarter was affected by the lower gold price received, higher operating costs with some currency impact, indirect VAT receivables lock-up principally in Tanzania and the DRC where this continues to be a challenge, and the planned increase in reinvestment capital expenditure levels.

Adjusted earnings before interest, tax, depreciation and amortisation ("Adjusted EBITDA") stood at $399m for the quarter, up from $395m in the third quarter of 2016, and increased by $103m, or 35%, from $296m for the second quarter of 2017.

Net debt as at 30 September 2017 was $2.063bn, up from $1.972bn at the same time last year, but lower than the $2.151bn posted at the end of the second quarter of 2017. Accordingly, net debt to Adjusted EBITDA ratio was 1.49 times as at 30 September 2017, compared with 1.26 times as at 30 September 2016, but slightly lower than the 1.56 times as at the end of the last quarter. The current net debt to Adjusted EBITDA ratio remains well below the covenant ratio of 3.5 times under our revolving credit facilities ("RCFs").

The balance sheet remains robust with strong liquidity and long-dated maturities providing significant financial flexibility. Undrawn facilities as at 30 September 2017 comprise approximately $910m available under the $1bn US dollar RCF, A$250m undrawn on the A$500m Australian dollar RCF, approximately R1.335bn available from South African facilities, and cash and cash equivalents at the end of the quarter of $177m compared to $276m, at the end of the third quarter of 2016.

Total capital expenditure (including equity accounted investments) increased by $40m during the third quarter, from $211m for the third quarter of 2016 to $251m for the third quarter of 2017. Project capital expenditure during the quarter amounted to $32m, up from $25m during the third quarter of 2016. Capital expenditure is expected to increase again in the fourth quarter, in line with past trends due to timing of the expenditures.

Total sustaining capital expenditure increased by 18% to $219m for the quarter, compared to $186m for the third quarter of 2016. Sustaining capital expenditure for the International Operations increased by 33% to $186m, compared to $140m for the third quarter of 2016. Sustaining capital projects include the planned new power plant and underground development at Geita, increased underground development at Kibali as the new underground mine ramps up, capitalised stripping at Iduapriem at the cut-back of the Teberebie pit, and the recovery improvement initiatives at Sunrise Dam. It is anticipated that the sustaining capital expenditure will peak in the last quarter of the year, in line with the plans.

The outlook for the full year remains unchanged as follows:

☐ Production between 3.6Moz and 3.75Moz;

☐ Capital expenditure between $950m and $1,050m;

☐ Total cash costs between $750/oz and $800/oz; and

☐ AISC between $1,050/oz and $1,100/oz.

Assuming average exchange rates against the US dollar of 13.20ZAR (Rand), 3.20BRL (Brazil Real), 0.77AUD (Aus$) and 16.75ARS (Argentina Peso), with oil at $48/bl on average for the year.

Both production and cost estimates assume no labour or other interruptions, or changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, filed with the United States Securities and Exchange Commission.

Comparison of the third quarter 2017 performance versus the previous quarter and the same quarter last year is shown below:

Particulars	Q3 2017	Q2 2017	Improved Q vs Q	Q3 2016	Improved Qtr vs prior Yr Qtr
Gold Production (kozs)	997	918	9%	900	11%
Gold price received ($/oz)	1,277	1,256	2%	1,334	-4%
Total cash costs ($/oz)	807	781	3%	797	1%
Corporate & marketing costs ($m) *	17	18	-6%	17	0%
Exploration & evaluation costs ($m)	29	31	-6%	42	-31%
All-in sustaining costs ($/oz) **	1,071	1,082	-1%	1,071	0%
All-in costs ($/oz) **	1,142	1,150	-1%	1,166	-2%
Adjusted EBITDA ($m)	399	296	35%	395	1%
Capital expenditure ($m)	251	238	5%	211	19%
Cash inflow from operating activities ($m)	345	228	51%	386	-11%
Free cash inflow / outflow ($m)	88	(41)	315%	131	-33%
Free cash inflow / outflow ($m) excl. tender premium and SAR redundancies	95	(39)	344%	161	-41%

*   *Includes administration and other expenses.*
** *World Gold Council standard, excludes stockpiles written off.*

The underlying operational performance in the third quarter of 2017 was stronger than the same quarter last year, but in 2016 the group benefitted from inter-alia the following four factors namely: a higher US dollar gold price; much weaker currencies notably the SA Rand and Brazilian Real and lower capital spend as compared to a high reinvestment year like 2017. In addition, free cash flow for 2017 was adversely impacted by the VAT lock-ups at both Geita and Kibali.

FINANCIAL AND OPERATING REPORT

Safety Update
The All-Injury Frequency Rate (AIFR) of the group, the broadest measure of workplace safety, for the quarter ended September 2017 was 6.98 per million hours worked, a 6% improvement from 7.42 in the second quarter of the year. Sadiola, Yatela, Siguiri, Iduapriem, Obuasi, La Colosa, Gramalote, Quebradona and Greenfields Exploration achieved an injury free quarter.

Regrettably, there was a fatality in the South Africa region during the quarter. This fatality was a result of medical complications that followed a serious injury sustained earlier in the year.

During the quarter, all the South African operations had passed one million fatality-free shifts. The International Operations recorded 375 days without a fatal accident, as at the end of the quarter.

On 1 September 2017, AngloGold Ashanti was awarded South Africa's most prestigious safety accolade at the annual MineSAFE Conference, for the Mining Company with the best safety improvements, achieved at its ultra-deep mines. The Company's West Wits gold plants were also recognised as Best in Class in the processing plants category.

"Safety is, and always will be, our first priority. We have made strides to improve safety in recent years – and in particular the past 15 months – but the fatal accidents since the end of the quarter at our South African Operations, have demonstrated again that victory can never be declared in this regard. We will be focusing closely on our safe production strategy and also intensifying our search for continuous improvement," Venkatakrishnan said.

OPERATING HIGHLIGHTS

The **South Africa** region produced 261,000oz at a total cash cost of $1,088/oz for the third quarter of 2017 compared to 235,000oz at a total cash cost of $997/oz for the same quarter in 2016. Total cash costs increased year-on-year due to inflationary pressures, mainly from increases in consumables and power costs, lower grades, stronger currencies and unfavourable gold in-process movements. These were partially compensated by higher volumes and cost efficiencies, which included efficient power consumption and business improvement initiatives.

In West Wits, production was 93,000oz at a total cash cost of $1,337/oz for the third quarter of 2017 compared to 86,000oz at a total cash cost of $1,106/oz for the same quarter in 2016. Production increased as Mponeng's performance improved by 10% due to higher tonnages treated, in part reflecting recovery from safety-related production interruptions experienced in the same quarter in 2016. Following the plan to restructure the South African mines, TauTona's performance was negatively impacted by the downscaling of operations in anticipation of the transition to care and maintenance, with the final blast occurring on 15 September 2017.

At Vaal River, production was 114,000oz at a total cash cost of $942/oz for the third quarter of 2017, compared to 100,000oz at a total cash cost of $889/oz in the same quarter in 2016. Production increased from strong performances at both Moab Khotsong and Kopanang as the mines recovered from safety related production interruptions in the same quarter in 2016. Moab Khotsong, which delivered improved tonnages year-on-year, was the lowest cash cost producer for the South African region during the quarter at $757/oz. At Kopanang, the quarter was dominated by proceedings of the Section 189 process along with the potential disposal of the mine as was announced on 15 September 2017.

Surface Operations produced 51,000oz at a total cash cost of $963/oz for the third quarter of 2017, compared to 47,000oz at a total cash cost of $1,026/oz in the same quarter in 2016. The production increase was driven by Mine Waste Solutions which, during the month of September, achieved its highest production level since its acquisition by us in 2012. Tonnages processed increase by 6% year-on-year, with improved volumes reclaimed across all the respective sites. Studies to improve current trends in gold recoveries are continuing and operations remain suspended at the flotation and uranium circuit.

The Vaal River surface sources suffered a decline in production as a result of the suspension of the processing of the Kopanang Marginal Ore Dump (MOD) due to the low grade received and low mill availability, as well as challenges experienced at the Mispah Gold Plant resulting from the sticky nature of the MOD material. West Wits Surface Sources also saw a slight reduction in MOD tonnes treated.

The **Continental Africa** region produced 380,000oz at a total cash cost of $696/oz for the third quarter of 2017 compared to 333,000oz at a total cash cost of $760/oz for the same quarter in 2016. Production increased by 14% compared with the third quarter of 2016, driven by strong contributions from Geita and Siguiri and a solid performance by Iduapriem.

At Siguiri, production was 83,000oz, up 32% compared with production of 63,000oz the third quarter of 2016 driven by higher ore tonnes treated given the softer nature of the ore, higher plant utilisation, and 26% higher average recovered grades from mining the new Seguelen pit which commenced in the first quarter this year. Geita's production was up 21% compared with the same quarter of last year, mainly driven by higher grades mined, supported by the underground ore. Iduapriem's production increased by 5%, driven by higher volumes treated from higher plant utilisation, whilst production at Kibali decreased compared with the same quarter of last year. Kibali's production was impacted by lower plant throughput resulting in 6% lower tonnes treated during the quarter compared to the same period last year, due to conveyor downtime and challenges experienced with the crusher which are being addressed. The final commissioning of Kibali's underground operations and the integration and automation of the vertical shaft in the last quarter of this year, remains on a tight schedule and is key for Kibali to achieve its production target of 610,000oz (100%).

Total cash costs dropped mainly due to the increased production in the region. At Iduapreim, total cash costs were lower than the prior year quarter as deferred stripping activities at the Cut 3 Teberebie and pre-stripping activities at the Cut 1 Teberebie pit were undertaken. At Siguiri, the higher recovered grades impacted positively on cash costs as mining was undertaken in the Seguelen pit in the current quarter.

The **Americas** region produced 213,000oz at a total cash cost of $673/oz for the third quarter of 2017 compared to 211,000oz at a total cash cost of $588/oz for the same quarter in 2016. Production improvement in the region is attributable to higher tonnes mined and treated at AGA Mineração. Total cash costs were impacted by the end of the rebate programme on Argentina's Patagonia ports and lower feed grades in Argentina and some mines in Brazil.

Cerro Vanguardia's production was flat at 71,000oz at a total cash cost of $566/oz for the third quarter of 2017 compared to a total cash cost of $529/oz for the same quarter in 2016. Despite higher tonnes treated and higher heap-leach tonnes placed during the quarter compared to same period last year, lower grades impacted negatively on production due to the variability of the mining model. The by-product income was lower for the quarter ended 30 September 2017 because of the lower average silver price. Total cash costs were higher compared to same period last year mainly due to cessation of the rebate programme on Argentina's Patagonia ports in December 2016. Costs were also impacted by inflationary pressures. These negative effects on costs were partially offset by favourable stockpile movements due to higher volumes of stockpile inventory, and a weaker exchange rate reflecting the peso's depreciation against the dollar.

Brazil produced 142,000oz at a total cash cost of $715/oz for the third quarter of 2017 compared to 139,000oz at a total cash cost of $614/oz for the same quarter in 2016. Production was higher due to higher volumes treated, despite lower grades at AGA Mineração. Total cash costs in Brazil increased reflecting lower feed grades and costs related to higher volume treated, inflation related increases as well as the unfavourable exchange rate.

AGA Mineração produced 112,000oz at a total cash cost of $692/oz for the third quarter of 2017 compared to 107,000oz at a total cash cost of $609/oz for the same quarter in 2016. Production increased mainly due to a higher production from the Córrego do Sítio complex, with higher tonnes and higher grades from both oxide and sulphide mining, in line with the revised mine plan. Total cash costs were higher compared to same period last year due to higher tonnes treated as well as lower grades from the Cuiaba complex. Cuiaba complex experienced operational challenges, which included geotechnical problems and delays in development that prevented access to high grade areas. These are being addressed and will translate into improvements in the forthcoming quarters.

At Serra Grande, production was 30,000oz at a total cash cost of $799/oz for the third quarter of 2017 compared to 32,000oz at a total cash cost of $628/oz for the same quarter in 2016. Production decreased for the quarter reflecting operational issues, unplanned lower feed grades from the open pit, higher underground dilution, model changes and rock mechanical problems.

On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information relevant to its purchase of the Cripple Creek and Victor Gold Mining Company in 2015 during the negotiation-and-sale process. We believe the lawsuit is without merit and we intend to vigorously defend against it.

The **Australia** region produced 143,000oz at a total cash cost of $825/oz for the third quarter of 2017 compared to 121,000oz at a total cash cost of $864/oz for the same quarter in 2016. Production increased by 18% compared to same period last year driven by higher mill throughput; increased grades and metallurgical recoveries. Total cash costs decreased assisted by the production increase together with lower maintenance and processing costs at Sunrise Dam, partially offset by the impact of deferred waste adjustments at Tropicana.

Sunrise Dam's production was 63,000oz, up 24% compared to production of 51,000oz during the same period last year as a result of higher mill throughput, increased grades, and improved metallurgical recoveries. Strong production is anticipated in the last quarter as high-grade stopes are mined in the Cosmo ore zone. Tropicana's production was driven by the mill throughput which increased by 15% during the quarter due to plant de-bottlenecking. Capital spend is expected to be higher in the last quarter at both Sunrise Dam and Tropicana as construction advances on the Recovery Enhancement Project and a wall raise on the tailings facility is undertaken at Sunrise Dam. At Tropicana, the increase will be driven by the Fines Pulping Project in the processing plant and expansion of the village to support Long Island. Work on the Long Island Study is expected to be completed in the latter part of the year.

CORPORATE UPDATE

Section 189 and South Africa Asset sales
On 28 June 2017, AngloGold Ashanti announced it would embark on a restructuring of its South African business to stem unaffordable losses by placing some operations on care and maintenance and affecting as many as 8,500 people. The statutory consultation process with labour unions relating to the restructuring of its South African business, was concluded on 28 August 2017. During – and subsequent to - this process, job loss avoidance measures were explored, including Voluntary Severance Packages, transfers, and sale of assets, among others. A dignified and respectful engagement with the affected employees is currently underway, and we anticipate concluding the bulk of the current restructuring process at TauTona and Savuka by the end of the fourth quarter, as planned. A summary of the number of employees affected will be provided once this difficult process is complete. Kopanang Mine and the West Gold Plant have been suspended from the Section 189 restructuring process pending conclusion of the agreed sale to Heaven-Sent SA Sunshine Investment Company Limited, which controls the local Village Main Reef operation, as announced on 19 October 2017 ("the Kopanang Disposal").

Following the conclusion of the disposal of the Moab Mining Sale Assets to Harmony Gold Mining Company Limited, as announced on 19 October 2017, and the Kopanang Disposal, AngloGold Ashanti will cease to have underground mining operations in the Vaal River region in South Africa. AngloGold Ashanti will retain the long-life Mine Waste Solutions tailings retreatment operation, as well as the surface rock-dump reclamation operations in the Vaal River region, which will continue to be treated through the Kopanang gold plant, which will also be retained by AngloGold Ashanti. These two operations in the Vaal River region together with the long-life Mponeng mine in the West Wits region will form AngloGold Ashanti's operating base in South Africa.

Once the restructuring and the asset sales are completed, AngloGold Ashanti anticipates that about 13% of its production will come from its South African assets. The proceeds from the sale will be applied to reduce debt, further improving the company's balance sheet flexibility as it invests in the high-return brownfield projects that will improve the overall quality of its portfolio.

Legislation changes in Tanzania
At the end of June 2017, the Government of Tanzania (GoT), enacted the Natural Wealth and Resources (Permanent Sovereignty) Act, No 5 of 2017, the Natural Wealth and Resources Contract (Review and Re-Negotiation of Unconscionable Terms) Act, No 6 of 2017 and the Written Laws (Miscellaneous Amendments) Act, No 7 of 2017. AngloGold Ashanti's subsidiaries continue to seek a constructive dialogue with the GoT, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes.

On 13 July 2017, AngloGold Ashanti announced that its subsidiaries in Tanzania made a decision to take the precautionary step of safeguarding their interests under the Mine Development Agreement (MDA), by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law, as provided for in the MDA.

For the full release, please refer to the announcement on the Company's Web site.

Despite the dispute over the legal basis for the increased royalty rate, from 4% to 6%, and the imposition of 1% clearing fee for the export of gold, Tanzanian officials have insisted upon receipts of such payments as a condition of the release of exports. Whilst our subsidiaries in Tanzania do not accept that they are bound to pay either new levy, these royalties and fees are being paid under protest to ensure continued processing of export shipments. The impact of these additional royalties and levies currently is approximately $20m on an annualised basis. The lack of input VAT refunds has resulted in approximately $40m increase in working capital for the first nine months of the year. The company continues to engage with the revenue authorities to secure the refunds due.

UPDATE ON CAPITAL PROJECTS

Obuasi
AngloGold Ashanti remains in advanced and constructive talks with the Government of Ghana with respect to a Development and other agreements, that will create the necessary regulatory and fiscal certainty required before a decision can be made on whether and how to proceed with the development of its high-grade Obuasi gold deposit into a modern, mechanised and highly productive gold-mining operation.

Siguiri
At Siguiri, AngloGold Ashanti is investing about $115m over a little over two years to add a hard-rock plant to the current processing infrastructure, providing the ability to develop the significant sulphide-ore potential that exists on the current concession. The company is also building a new power plant at an additional cost of $43m, to provide electricity to the new facility.

As at the end of September, $58.5m has been spent on the project and a total of $141.9m committed. The project remains on schedule and the costs are currently forecast within budget. All major commitments have now been concluded. The mill shells arrived on site in September, and off-site fabrication and sourcing of electrical and instrumentation equipment and cabling, continued during the quarter. Major contractors have mobilised on site and transition to a new mining contractor is set to commence in February 2018.

Kibali
At Kibali, the ramp up of the underground mine which will supplement, and eventually replace open-pit production is currently underway. The underground operation and the integration and automation of the vertical shaft are proceeding to the final commissioning and automation stage. It is expected that the mine will see significant increase in production once the final shaft commissioning has been completed. The anticipated completion of the underground mine is in the fourth quarter of the year. The vertical shaft construction progressed well during the quarter, completing the underground materials handling system. Paving of the haulage level and automation development also progressed, targeting the full commissioning and ramp up of shaft ore delivery system in the last quarter of the year.

Construction of the tailings return water detox facility was completed and commissioned during the quarter, facilitating better water management. The only major capital project following the underground development would be the Gorumbwa resettlement project, stripping activities mainly at the Pakaka and Kombokolo pits, and the third hydropower station, Azambi which is on schedule to deliver its first power in the second quarter of 2018.

Sadiola Sulphide Project
At Sadiola, AngloGold Ashanti and joint-venture partner IAMGOLD Corporation are evaluating a project to add sulphide-ore processing capability to the plant. Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the benefits the project would generate locally and to the Government of Mali, there has been no resolution around the terms critical to moving the project forward.

Mponeng Phase 1 and 2 Project
Anglogold Ashanti is extending the life of its Mponeng mine initially through the phase 1 project which accesses deeper, higher-grade ore through the development of a decline below the current secondary shaft. Phase 2, under evaluation, would deepen the secondary shaft to further extend life. The completion of the Mponeng Phase 1 project is expected in the second quarter of 2018. An additional

ventilation hole is being created from decline 3 to 116 level to create more ventilation capacity, along with an ore pass down to 126 level to ease ore handling logistics on 123 level.

The completion of the water management infrastructure on 127 level was delayed during the quarter due to flooding of the emergency pump station and pump station panels. The emergency pump station is still under construction in the bottom of the decline system. Commissioning is expected by year end.

The construction and commissioning of the ore handling infrastructure to 126 level is expected to be completed by the end of the first half of 2018 after which the 126 level ramp-up to steady state ore reserve development will commence. The revised geological resource model associated with the Ventersdorp Contact Reef is currently under review.

The feasibility study for the Mponeng life of mine project has recommenced, after being interrupted at the end of May 2017. The interruption was planned in order to complete a geotechnical study to determine the most appropriate position of the infrastructure relative to tolerable levels of rock stress. The study has resumed and the related revised schedule forecasts completion during the first quarter of 2018.

For details on exploration work done during the quarter, see the **Exploration Update document** *on the Company website.*

The financial information, including any forward-looking information, set out in this market update report has not been reviewed and reported on by the Company's external auditors. Outlook data is forward-looking information which is further discussed on the back cover of this document.

Operations at a glance

for the quarters ended 30 September 2017, 30 June 2017 and 30 September 2016

	Production oz (000)			Underground milled / treated 000 tonnes			Surface milled / treated 000 tonnes			Open-pit treated 000 tonnes			Underground Recovered grade g/tonne			Surface Recovered grade g/tonne			Open-pit Recovered grade g/tonne		
	Sep-17	Jun-17	Sep-16	Sep-17	Jun-17	Sep-16	Sep-17	Jun-17	Sep-16	Sep-17	Jun-17	Sep-16	Sep-17	Jun-17	Sep-16	Sep-17	Jun-17	Sep-16	Sep-17	Jun-17	Sep-16
SOUTH AFRICA	**261**	237	235	**933**	864	788	**9,421**	8,944	9,473	**-**	-	-	**6.89**	6.68	7.34	**0.17**	0.17	0.15	**-**	-	-
Vaal River Operations	**114**	99	100	**489**	480	393	**-**	-	-	**-**	-	-	**7.24**	6.45	7.89	**-**	-	-	**-**	-	-
Kopanang	**30**	29	25	**176**	196	142	**-**	-	-	**-**	-	-	**5.32**	4.67	5.46	**-**	-	-	**-**	-	-
Moab Khotsong	**84**	70	75	**313**	284	251	**-**	-	-	**-**	-	-	**8.32**	7.68	9.27	**-**	-	-	**-**	-	-
West Wits Operations	**93**	86	86	**432**	374	383	**-**	-	-	**-**	-	-	**6.67**	7.15	7.02	**-**	-	-	**-**	-	-
Mponeng	**63**	58	57	**289**	238	248	**-**	-	-	**-**	-	-	**6.77**	7.60	7.14	**-**	-	-	**-**	-	-
TauTona	**30**	28	29	**143**	137	135	**-**	-	-	**-**	-	-	**6.46**	6.36	6.78	**-**	-	-	**-**	-	-
Total Surface Operations	**51**	49	47	**-**	-	-	**9,421**	8,944	9,473	**-**	-	-	**-**	-	-	**0.17**	0.17	0.15	**-**	-	-
First Uranium SA	**30**	28	22	**-**	-	-	**7,087**	6,453	6,659	**-**	-	-	**-**	-	-	**0.13**	0.13	0.10	**-**	-	-
Surface Operations	**21**	21	26	**-**	-	-	**2,335**	2,491	2,815	**-**	-	-	**-**	-	-	**0.28**	0.27	0.28	**-**	-	-
Other	**4**	2	2	**11**	10	13	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-
INTERNATIONAL OPERATIONS	**736**	681	665	**2,084**	2,034	1,804	**-**	-	-	**8,851**	8,499	8,483	**3.78**	3.38	3.59	**-**	**-**	-	**1.62**	1.63	1.60
CONTINENTAL AFRICA	**380**	351	333	**341**	252	178	**-**	-	-	**6,885**	6,752	6,720	**5.59**	4.77	4.09	**-**	**-**	-	**1.44**	1.43	1.42
DRC																					
Kibali - Attr. 45%	**65**	64	68	**193**	191	178	**-**	-	-	**635**	643	701	**6.42**	4.91	4.09	**-**	-	-	**1.24**	1.61	1.98
Ghana																					
Iduapriem	**58**	58	55	**-**	-	-	**-**	-	-	**1,306**	1,278	1,242	**-**	-	-	**-**	-	-	**1.37**	1.41	1.38
Obuasi	**-**	2	-	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-
Guinea																					
Siguiri - Attr. 85%	**83**	83	63	**-**	-	-	**-**	-	-	**2,611**	2,548	2,489	**-**	-	-	**-**	-	-	**0.99**	1.01	0.79
Mali																					
Morila - Attr. 40%	**6**	6	4	**-**	-	-	**-**	-	-	**566**	593	369	**-**	-	-	**-**	-	-	**0.35**	0.34	0.34
Sadiola - Attr. 41%	**15**	14	17	**-**	-	-	**-**	-	-	**514**	515	497	**-**	-	-	**-**	-	-	**0.92**	0.87	1.08
Tanzania																					
Geita	**152**	124	126	**149**	61	-	**-**	-	-	**1,253**	1,174	1,423	**4.52**	4.34	-	**-**	-	-	**3.25**	3.06	2.68
Non-controlling interests, exploration and other																					
AUSTRALASIA	**143**	128	121	**713**	813	689	**-**	-	-	**1,672**	1,489	1,494	**2.21**	1.67	1.76	**-**	-	-	**1.71**	1.77	1.69
Australia																					
Sunrise Dam	**63**	51	51	**713**	813	689	**-**	-	-	**313**	192	313	**2.21**	1.67	1.76	**-**	-	-	**1.24**	1.15	1.11
Tropicana - Attr. 70%	**80**	78	70	**-**	-	-	**-**	-	-	**1,359**	1,298	1,180	**-**	-	-	**-**	-	-	**1.82**	1.86	1.85
Exploration and other																					
AMERICAS	**213**	202	211	**1,030**	969	936	**-**	-	-	**294**	257	269	**4.27**	4.45	4.84	**-**	-	-	**5.41**	6.24	5.68
Argentina																					
Cerro Vanguardia - Attr. 92.50%	**71**	71	71	**76**	72	64	**-**	-	-	**224**	201	228	**7.03**	8.31	8.26	**-**	-	-	**6.20**	7.25	6.29
Brazil																					
AngloGold Ashanti Mineração	**112**	102	107	**665**	592	574	**-**	-	-	**-**	-	-	**4.73**	5.05	5.37	**-**	-	-	**-**	-	-
Serra Grande	**30**	28	32	**289**	305	298	**-**	-	-	**70**	56	41	**2.49**	2.37	3.08	**-**	-	-	**2.88**	2.63	2.30
Non-controlling interests, exploration and other																					
Total	**997**	918	900	**3,017**	2,898	2,592	**9,421**	8,944	9,473	**8,851**	8,499	8,483	**4.74**	4.36	4.73	**0.17**	0.18	0.15	**1.62**	1.63	1.60

Rounding of figures may result in computational discrepancies.

Operations at a glance (continued)

for the quarters ended 30 September 2017, 30 June 2017 and 30 September 2016

	Total cash costs $/oz			All-in sustaining costs $/oz			ORD / Stripping capex $m			Other sustaining capex $m			Non sustaining capex $m			Gross profit (loss) $m		
	Sep-17	Jun-17	Sep-16	**Sep-17**	Jun-17	Sep-16	**Sep-17**	Jun-17	Sep-16	**Sep-17**	Jun-17	Sep-16	**Sep-17**	Jun-17	Sep-16	**Sep-17**	Jun-17	Sep-16
SOUTH AFRICA	**1,088**	1,037	997	**1,240**	1,201	1,211	**20**	26	26	**10**	10	19	**4**	6	7	**(8)**	15	46
Vaal River Operations	**942**	916	889	**1,088**	1,070	1,078	**9**	11	11	**3**	3	5	**-**	-	1	**17**	15	24
Kopanang	**1,459**	1,175	1,345	**1,545**	1,334	1,579	**-**	3	3	**-**	1	2	**-**	-	-	**(8)**	(4)	(7)
Moab Khotsong	**757**	808	736	**921**	960	911	**9**	8	8	**3**	2	4	**-**	-	1	**25**	18	31
West Wits Operations	**1,337**	1,229	1,106	**1,532**	1,454	1,378	**11**	15	15	**3**	4	7	**4**	6	6	**(23)**	(20)	(3)
Mponeng	**972**	974	885	**1,227**	1,197	1,161	**11**	10	10	**3**	3	4	**4**	6	6	**3**	2	10
TauTona	**2,109**	1,760	1,536	**2,174**	1,988	1,800	**-**	6	5	**-**	1	2	**-**	-	-	**(26)**	(22)	(13)
Total Surface Operations	**963**	945	1,026	**1,041**	996	1,155	**-**	-	-	**4**	2	6	**-**	-	-	**(2)**	20	25
First Uranium SA	**799**	732	969	**884**	768	1,169	**-**	-	-	**2**	1	5	**-**	-	-	**(4)**	19	19
Surface Operations	**1,195**	1,222	1,073	**1,273**	1,288	1,142	**-**	-	-	**2**	1	2	**-**	-	-	**1**	-	6
Other	**-**	-	-	**-**	-	-	**-**	-	-	**-**	1	2	**-**	-	-	**-**	-	-
INTERNATIONAL OPERATIONS	**714**	689	724	**996**	1,013	995	**85**	97	68	**101**	79	72	**28**	18	18	**214**	171	202
CONTINENTAL AFRICA	**696**	687	760	**946**	992	946	**37**	50	17	**46**	34	25	**27**	18	18	**111**	74	91
DRC																		
Kibali - Attr. 45%	**781**	859	756	**1,112**	1,405	957	**7**	9	8	**15**	20	4	**9**	1	15	**2**	(12)	10
Ghana																		
Iduapriem	**786**	785	914	**1,014**	1,064	981	**9**	13	-	**2**	1	2	**-**	-	-	**20**	18	16
Obuasi	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	-	**-**	-	1	**-**	1	1
Guinea																		
Siguiri - Attr. 85%	**704**	728	837	**789**	805	934	**-**	-	-	**5**	3	6	**15**	14	2	**33**	30	22
Mali																		
Morila - Attr. 40%	**1,024**	963	1,424	**1,163**	1,072	1,659	**-**	-	-	**-**	-	-	**-**	-	-	**-**	1	(2)
Sadiola - Attr. 41%	**902**	742	1,062	**1,028**	832	1,112	**-**	-	-	**1**	-	1	**1**	-	-	**3**	5	2
Tanzania																		
Geita	**586**	504	590	**915**	899	895	**21**	28	9	**24**	9	10	**-**	-	-	**47**	28	38
Non-controlling interests, exploration and other							**-**	-	-	**1**	-	1	**2**	2	-	**5**	4	3
AUSTRALASIA	**825**	815	864	**1,133**	1,120	1,266	**16**	12	16	**24**	19	20	**-**	-	-	**34**	26	19
Australia																		
Sunrise Dam	**922**	1,080	1,131	**1,254**	1,320	1,333	**7**	5	4	**14**	5	4	**-**	-	-	**14**	1	(1)
Tropicana - Attr. 70%	**686**	597	614	**951**	919	1,118	**9**	7	12	**10**	14	16	**-**	-	-	**27**	30	25
Exploration and other							**-**	-	-	**-**	-	-	**-**	-	-	**(7)**	(5)	(5)
AMERICAS	**673**	613	588	**989**	977	928	**32**	35	34	**31**	26	27	**1**	-	-	**70**	71	91
Argentina																		
Cerro Vanguardia - Attr. 92.50%	**566**	450	529	**821**	735	741	**12**	11	10	**5**	3	5	**-**	-	-	**31**	38	48
Brazil																		
AngloGold Ashanti Mineração	**692**	654	609	**1,027**	1,051	1,024	**13**	17	16	**21**	17	17	**1**	-	-	**34**	29	33
Serra Grande	**799**	861	628	**1,183**	1,338	1,115	**6**	7	7	**4**	4	5	**-**	-	-	**4**	2	8
Non-controlling interests, exploration and other							**1**	1	1	**1**	1	1	**-**	-	-	**1**	3	2
Sub-total	**807**	781	797	**1,071**	1,082	1,071	**105**	124	94	**111**	89	92	**32**	24	25			
OTHER										**3**	1	-				**4**	(2)	(1)
Total							**105**	124	94	114	90	92	**32**	24	25	**210**	184	246
Equity accounted investments included above																**(5)**	6	(10)
AngloGold Ashanti																**205**	190	236

Rounding of figures may result in computational discrepancies.

Development Sampling

for the quarter ended 30 September 2017

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.

Statistics are shown in metric units	Advanced metres (total)*	Sampled metres	Avg. ore body thickness (cm)	Sampled gold Avg. g/t	Avg. cm.g/t	uranium Avg. kg/t	Avg. cm.kg/t
SOUTH AFRICA							
VAAL RIVER							
Kopanang							
Vaal reef	539	114	12.3	67.40	829	5.81	70
Moab Khotsong							
Moab Khotsong Vaal reef	2,457	386	94.7	46.38	4,392	1.00	93
WEST WITS							
Mponeng							
Ventersdorp Contact reef	1,775	296	54.8	40.62	2,226	-	-
TauTona							
TauTona Carbon Leader reef	767	78	26.0	52.58	1,367	0.27	8.00
CONTINENTAL AFRICA							
Geita	3,440	1,202	425.0	4.90	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	3,092	1,561	0.7	7.23	-	-	-
Lamego	1,079	429	60.0	2.29	-	-	-
Córrego do Sitio Mina I	2,480	788	-	4.36	-	-	-
Serra Grande							
Mina III	2,932	4,698	-	2.79	-	-	-
Mina Nova	831	3,084	-	2.17	-	-	-
CVSA							
Cerro Vanguardia	2,539	883	400.0	4.30	-	-	-

Statistics are shown in imperial units	Advanced feet (total)*	Sampled feet	Avg. ore body thickness (inches)	Sampled gold Avg. oz/t	Avg. ft.oz/t	uranium Avg. lb/t	Avg. ft.lb/t
SOUTH AFRICA							
VAAL RIVER							
Kopanang							
Vaal reef	1,768	374	4.84	1.97	0.79	11.62	4.69
Moab Khotsong							
Moab Khotsong Vaal reef	8,060	1,266	37.28	1.35	4.20	2.00	6.21
WEST WITS							
Mponeng							
Ventersdorp Contact reef	5,824	971	21.57	1.18	2.13	-	-
TauTona							
TauTona Carbon Leader reef	2,516	256	10.24	1.53	1.31	0.54	0.46
CONTINENTAL AFRICA							
Geita	11,286	3,943	167.32	0.14	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	10,143	5,122	0.27	0.21	-	-	-
Lamego	3,541	1,406	23.62	0.07	-	-	-
Córrego do Sitio Mina I	8,135	2,586	-	0.13	-	-	-
Serra Grande							
Mina III	9,620	15,413	-	0.08	-	-	-
Mina Nova	2,727	10,118	-	0.06	-	-	-
CVSA							
Cerro Vanguardia	8,330	2,898	157.48	0.13	-	-	-

* This includes total "on-reef" and "off-reef" development metres

Administration and corporate information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
S Venkatakrishnan*§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~
SV Zilwa^

* British	§ Indian	# American
~ Australian	^South African	

Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
              +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT^SM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 06, 2017

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance